UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

BITCOIN SHOP INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

09173J100
(CUSIP Number)

copy to: Harvey Kesner, Esq. 61 Broadway, 32nd Fl. New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09173J100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Allen, Charles W.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,993,482
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
41,993,482
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,993,482 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.41% (based on 153,187,235 common shares issued and outstanding as of September 4, 2014)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Excludes 1,550,368 Options to purchase Common Stock. The Options are exercisable on 02/05/2015 and will expire 02/05/2019.

Item 1.  Security and Issuer

This Statement relates to common stock, par value of $0.001 per share, of Bitcoin Shop, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 1901 North Fort Myer Drive, Suite #1105, Arlington, VA 22209.

Item 2.  Identity and Background

(a)	Allen, Charles W. (“Reporting Person”)

(b)	1901 North Fort Myer Drive, Suite #1105, Arlington, VA 22209

(c)	The Reporting Person is a businessman.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)
The Reporting Person has not been a party to any civil proceeding of a judicial o administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Person’s personal funds.

Item 4.  Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only.  Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 41,993,482 common shares, or approximately 27.41% of the Issuer (based on 153,187,235 common shares issued and outstanding as of September 4, 2014).

(b)	The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 41,993,482 shares of common stock of the Issuer.

(c)	On September 3, 2014, the Reporting Person purchased 16,800,000 shares of the Issuer’s common stock at a price of $0.0033 per share.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 41,993,482 shares of common stock reported in Item 5(a).

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2014	/s/ Allen, Charles W.
Allen, Charles W.